June 17, 2009
VIA EDGAR
Ms. Cicely LaMothe
Branch Chief,
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

RE:	Ladenburg Thalmann Financial Services Inc. (“we” or the “Company”)
Form 10-K and 10-K/A for the year ended 12/31/2008
Filed on 3/16/2009 and 4/30/2009 (collectively, the “Form 10-K”)
File No. 001-15799
Dear Ms. LaMothe:
     We are submitting this letter to respond to the comments of the staff of the United States Securities and Exchange Commission (“SEC”) contained in a letter dated June 4, 2009. Each of the staff’s comments is set forth below (with page references unchanged) and is followed by our response with page references to the Form 10-K.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future filings, as applicable.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Item 1. Business, page 1

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

1.	In future filings, please disclose whether the company is dependent on one or a few major customers as required by Item 101(h)(4)(vi) of Regulation S-K. We note your related risk factor disclosure on page 17 (“A relatively small number of institutional customers generate a significant portion of our institutional trading revenue”).
Response:
We will include the requested disclosure in future filings.
Seasonality and Cyclical Factors, page 11
2.	In future filings, please expand your disclosure to explain why your revenues have been affected by seasonality and cyclical factors and explain why the growth of your independent brokerage and advisory services business has helped to reduce that affect.
Response:
We will include additional disclosure in future filings to clarify why our results are now less affected by seasonality.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation
General
3.	In the “Overview” section on page 7, you discuss a trend involving the growth in the number of independent broker-dealer representatives and registered investment advisors. In future filings, please expand your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend. Refer to Item 303(a)(3)(ii) of Regulation S-K.
Response:
In the “Overview” section on page 7 of the Form 10-K, we disclosed a general trend in the financial services industry regarding the growth of independent broker-dealers as a result of registered representatives leaving large national firms. We have also disclosed our strategy of attempting to capitalize on this trend by recruiting experienced financial professionals and acquiring other independent brokerage firms. However, the independent broker-dealer industry is highly competitive and we may not succeed in capitalizing on this broader industry trend. In fact, we state that “There can be no assurance that we will be able to consummate any such acquisitions.” This broad industry trend currently does not have a direct resulting impact on our

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

revenues and operating income. Only a successfully completed acquisition of an independent broker-dealer or a significant increase in the level of recruitment of independent advisors would have a material impact on our results of operations. Accordingly, we respectfully note that we believe at this time no additional MD&A disclosure is necessary regarding the financial services industry trend we have identified.
4.	We note your disclosure in the overview section that Ladenburg is a leader in underwriting offerings by blank check companies known as SPACs. We also note your disclosure on page 32 that Ladenburg managed 5 SPAC offerings in 2008 compared to 29 offerings in 2007 and that this reduction caused a significant decrease in revenues. In future filings, please expand your MD&A discussion to address this trend and the resulting impact on revenues and operating income. Refer to Item 303(a)(3)(ii) of Regulation S-K.
Response:
In future filings we will expand our MD&A discussion regarding the impact of this trend on our revenues. In 2007, there was a surge of activity in SPAC offerings. During 2008 and continuing into 2009, the global recession and the significant market downturn have reduced significantly investment banking and capital market activity levels. As a result of the unfavorable market conditions, the number of Ladenburg led or co-managed SPAC offerings decreased significantly in 2008 from 2007 levels. In accordance with Item 303(a)(3)(ii) of Regulation S-K, we discussed the expected impact of unfavorable market conditions on our revenues. On page 32 of the Form 10-K following a discussion of reduced investment banking revenue due to a decline in SPAC underwritings and SPAC completed transactions, we noted that “Due to current market conditions, we expect similar trends in investment banking revenue for at least the first quarter of 2009.” On page 27 of the Form 10-K, we stated: “It is difficult to predict when conditions will change.” We are unable to determine how long the recession will last and how long the capital markets will be impacted. Should we gain greater insight into expected trends in the capital markets or have more detailed information, we will include appropriate disclosure in future filings to identify the impact of these trends on our revenues and operating income.
5.	We note from your disclosure on pages 24 (under “We do not expect to pay any cash dividends...”) and 25 (under the “Dividends” section) that your debt agreements are subject to covenants. In future filings, please disclose whether you are currently in compliance with such covenants.
Response:
We will include disclosure in future filings confirming our compliance with covenants in our debt agreements.

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

Overview, page 27
6.	Reference is made to your disclosure that unrecorded deferred fees for SPAC-related transactions were approximately $36.2 million net of commissions and related expenses. It appears that commissions are deferred as they are contingently payable to the employee based upon the successful completion of a business combination. However, it is unclear what the nature of the related expenses are and your basis for deferring these amounts. Please clarify. In addition, please confirm that in future filings you will expand your revenue recognition policy to specifically address your accounting for SPAC-related transactions.
Response:
If and when deferred revenue is recognized upon a SPAC’s successful completion of a business combination transaction, we recognize related compensation expense and finder’s fees, which are earned only if the deferred revenue is earned. Thus, the related expenses consist of finder’s fees, which are only earned and payable if the SPAC completes a business combination. We hereby confirm that we will expand our revenue recognition policy to specifically address our accounting for SPAC-related transactions in future filings.
Year ended December 31, 2008 compared to year ended December 31, 2007, page 32
7.	We note that you attribute $35.8 million decrease in revenues due to a reduced number of SPAC offerings and a $4.4 million decrease to a reduced number of business combination transactions. Given no revenue can be recorded until the completion of a business combination, please clarify the basis for this distinction.
Response:
Generally in a SPAC transaction, we receive a significant portion (often approximately 50%) of the investment banking revenue upon the completion of the SPAC’s initial public offering and receive the remaining portion of the revenue (“deferred fees”) only if and when the SPAC completes a business combination transaction.
Investment banking revenues arising from SPAC offerings in which we act as an underwriter include management fees, selling concessions and underwriting fees, net of related syndicate expenses. The portion of the revenue payable upon completion of the offering is recorded at the time the underwriting is completed. We record the remaining portion of the revenues, the deferred fees, only if and when the SPAC completes a business combination. Generally, these

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

deferred fees may be received within 24 months from the respective date of the offering, or not received at all if no business combination transactions are completed during such time period.
Therefore, the number of new SPAC offerings and the number of completed business transactions by SPACs each have an impact on our revenues.
8.	We note that “increased commissions and fees” led to both an increase in total revenue, as well as an increase in expenses. In future filings, please revise your disclosure in this section or in another appropriate section to explain in greater detail the source of these payments and fees and how these payments and fees account, at least in part, for both an increase in revenue as well as an increase in expenses.
Response:
Our increased commissions and fees in 2008 were primarily the result of our acquisition of two independent broker-dealer and advisory firms, Investacorp and Triad. Commissions and fees revenue consists of commissions earned as agent in transactions involving equity and fixed income securities, mutual funds, insurance and other products. We also earn commissions and fees revenue in the form of 12b-1 fees and investment advisory fees on assets under management. Commissions and fees expense are compensation payments earned by our independent contractor registered representatives in our independent brokerage and advisory services segment. These payouts to our independent registered representatives are calculated based on a certain percentage of revenues and vary by product. Accordingly, when the independent contractor registered representatives increase their business, our revenues increase, but our expenses also increase since they earn additional compensation based on the revenue produced. We will revise our disclosure in future filings to clarify this point.
Liquidity and Capital Resources, page 35
9.	In future filings, please expand your disclosure regarding your $30,000 revolving credit agreement to discuss the interest rate and the party with whom you have the agreement.
Response:
We respectfully note that we have included the requested disclosure in footnote 3 on page 37 of the Form 10-K and on page F-21 of the Form 10-K. We also have included the revolving credit agreement as Exhibit 4.2 to the Form 10-K. The “Liquidity and Capital Resources” section of MD&A will include the requested disclosure in future reports.
Item 9A. Controls and Procedures

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

Management’s Report on Internal Control over Financial Reporting, page 39
10.	Tell us how you considered Item 308(a)(1) of Regulation S-K in regards to providing a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant.
Response:
In response to Item 308(a)(1) of Regulation S-K, our Form 10-K disclosed that our internal control over financial reporting is designed by or under the supervision of our CEO and CFO. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In future filings, we will include the following statement: “Our management is responsible for establishing and maintaining adequate internal control over financial reporting.”
Financial Statements and Notes
Note 3 — Acquisitions
Triad, pages F-11 — F-12
11.	We note the common stock issued in the Triad acquisition was discounted for certain transfer restrictions. Please clarify how you determined the value of this discount. Your discussion should include information regarding the severity and type of restrictions imposed upon the stock and objective and verifiable evidence that supports the amount of the discount taken against the market price of the stock issued.
Response:
In connection with the Triad acquisition, we issued 7,993,387 shares of our common stock, subject to certain transfer restrictions, valued at $10,427,000. The shares were subject to certain transfer restrictions that prohibited the sale, pledge, loan, transfer or similar activity with respect to the acquired common stock (except for permitted transfers to affiliates, descendants, spouses, and estates) for the time periods specified as follows: 3,031,976 shares of common stock with no transfer restriction (Tranche A); 1,653,804 shares of common stock with a one-year transfer restriction (Tranche B); 1,653,804 shares of common stock with a two-year transfer restriction (Tranche C); and 1,653,803 shares of common stock with a three-year transfer restriction (Tranche D). In accordance with Statement of Financial Accounting Standards No. 141, we considered the average closing sales price of our common stock on the American Stock Exchange for the five-day trading period beginning two days before the terms of the acquisition were agreed to and announced (July 8-14, 2008) as the starting point in arriving at the fair market value of the common stock. We used the Black-Scholes option pricing model to determine the

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

appropriate discount for the trading restrictions associated with the various tranches of common stock as of August 13, 2008, the date we issued the shares. This method takes into account the impact of the time required under the restriction provision before liquidity can be achieved.
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31. 2008
Compensation Components, page 6
12.	We note your disclosure that you “set executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies” (page 6) and that you compare your equity award grants to grants made to employees of “similarly situated companies” (page 7). Since you appear to benchmark compensation, please tell us the names of those companies to which you refer. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also tell us where actual payments ·fall within targeted parameters. To the extent salaries were outside a targeted percentile range, include an explanation of the reasons for this. Please include this disclosure in future filings.
Response:
We reviewed publicly-available compensation disclosure by other companies in our industry to obtain a general understanding of current compensation practices, which we believe is not benchmarking under the staff’s guidance in Question 118.05 of the staff’s Compliance & Disclosure Interpretations of Regulation S-K (“CDI”). We do not target our executive officers’ compensation at a certain level or percentage based upon other companies’ compensation arrangements. We will revise our disclosure in the future to explain that we review public disclosure to obtain a general understanding of current compensation practices and to clarify that we do not engage in benchmarking. If, in the future, we engage in benchmarking as that term is defined in the staff’s guidance, we will disclose the required information.
Discretionary Cash Bonus, page 6
13.	You state that your discretionary cash bonus amounts are based, in part, on the company’s overall performance and the satisfaction of financial goals, including EBITDA. We note your disclosure that bonus amounts are based on the committee’s “subjective assessment” of various factors, but to the extent applicable, please quantify these financial goals, the actual performance results and provide an analysis of how these impacted the actual bonus amounts paid. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. To the extent you cannot quantify specific goals and/or factors, please explain in greater detail the committee’s “subjective assessment” of your overall performance and how this assessment influenced actual payout amounts. Please include this information in future filings and tell us how you intend to comply. Similarly, we note that cash bonuses were “based on the contributions made by [your NEOs]..., including ·the development of new business.” Please be more specific about which employee(s) made which achievements and how each achievement/factor was used to determine payout amounts. Please include this information in future filings and tell us how you intend to comply.
Response:
We respectfully believe that the disclosure of specific performance and financial goals (i.e., specific targets or threshold levels) is not required given the way in which our Compensation Committee determines cash bonuses. In reaching this conclusion, we have considered, among other things, the analysis in Question 118.04 of the staff’s CDI. As called for by Question 118.04, we made a good faith analysis of our particular facts and circumstances to determine the threshold question as to whether disclosure of our performance and financial goals are material and have concluded that they are not material for the reasons below. We reach this conclusion because we did not establish specific financial goals against which individual performance would be measured, but rather the Compensation Committee made a subjective assessment of each officer’s and our overall performance in 2008. We intend to revise our disclosure in future filings to clarify this matter.
As described in the Form 10-K, our Compensation Committee has a highly discretionary and subjective process for determining the payout of annual cash bonuses to executive officers. Based on this highly discretionary use of financial performance and the subjectivity of the “overall performance” assessment, we respectfully believe we have provided an appropriate amount of disclosure and that no further disclosure is required.
We note that bonus payments for our executive officers in 2008 were lower than in 2007 as a result of our Compensation Committee’s consideration of our overall performance for the year in the context of the business environment in which we operated, including decreased EBITDA, as adjusted, in 2008 as compared to 2007. We intend to revise our disclosure in future filings to clarify this matter.
Equity Awards, page 6
14.	In future filings, please provide a more detailed analysis of how the company determined the actual grant amounts for each NEO. From your current disclosure, it appears as

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 17, 2009

though you used benchmarking data to ensure that your award amounts were “reasonable and competitive” after your award amounts were determined. But it is not clear how you initially determined the respective award amounts for each NEO. Please tell us how you intend to comply.
Response:
As noted in our response to Question 12 above, we reviewed compensation disclosure by other companies in our industry to obtain a general understanding of current compensation practices, which we believe is not benchmarking under the Staff’s guidance in Question 118.05 of the CDI. In future filings we will include a more detailed analysis of how we determined the actual grant amounts for each NEO. For example, disclosure with respect to our 2008 award amounts would read as follows:
“In determining the amount of the equity award grants for 2008 to our executive officers and in making a subjective assessment of individual and our overall performance, our compensation committee considered the equity award grants to these recipients in prior years and granted awards that were similar in amount to such prior grants. With respect to the equity award grant to Mr. Kaufman, the amount of such grant resulted from contractual negotiations with Mr. Kaufman in connection with the commencement of his employment with us.”
Thank you for your kind assistance with this matter. Please call me at 305-572-4119 with any questions.

Very truly yours,
/s/ Brett H. Kaufman
Brett H. Kaufman
Vice President and Chief Financial Officer

cc:	Mr. Wilson K. Lee, Staff Accountant Ladenburg Thalmann Financial Services Inc. Audit Committee Ladenburg Thalmann Financial Services Inc. Compensation Committee Eisner LLP